UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

SCHEDULE 13D

_________________________

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ZIM CORPORATION

(NAME OF ISSUER)

Common Shares, No Par Value Per Share

(TITLE OF CLASS OF SECURITIES)

989555

(CUSIP NUMBER)

John Chapman

ZIM Corporation

150 Isabella Street, Suite 150

Ottawa, Ontario

K1V 1S7

(613) 727-1397

(NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED

TO RECEIVE NOTICES AND COMMUNICATION)

November 26, 2014

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(f) or 240.13d (g), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 24013d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 989555	13D	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: John Chapman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) / / (b) / /
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E): / /
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
7. 8. 9. 10.	SOLE VOTING POWER: SHARED VOTING POWER: SOLE DISPOSITIVE POWER: SHARED DISPOSITIVE POWER:	0 shares 3,900,940 shares* 0 shares 3,900,940 shares*
11.

AGGREGATE AMOUNT BENEFICIALLY

OWNED BY EACH REPORTING PERSON: 3,900,940 shares*

*John Chapman beneficially owns 3,900,940 common shares of ZIM Corporation. Of these common shares, 3,079,689 are held directly by CHAPMAN CFO Resources Inc., over which Mr. Chapman has sole investment and voting control, and 821,251 are common shares that are issuable upon the exercisable of presently exercisable stock options held by CHAPMAN CFO Resources Inc.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.75%
14.	TYPE OF REPORTING PERSON: IN

CUSIP NO. 989555	13D	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: CHAPMAN CFO Resources Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) / / (b) / /
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E): / /
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario, Canada
7. 8. 9. 10.	SOLE VOTING POWER: SHARED VOTING POWER: SOLE DISPOSITIVE POWER: SHARED DISPOSITIVE POWER	3,900,940 shares 0 Shares 3,900,940 shares 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,900,940 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: / /
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.75%
14.	TYPE OF REPORTING PERSON: CO

CUSIP NO. 989555	13D	Page 4 of 8 Pages

Item 1. Security and Issuer

This Schedule 13D relates to the common shares, no par value (the “Common Shares”), of ZIM Corporation, a corporation organized under the laws of Ontario, Canada (the “Issuer”). The Issuer’s principal executive office and mailing address is 150-150 Isabella Street, Ottawa, Ontario, Canada K1s 1v7.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of Mr. John Chapman and CHAPMAN CFO Resources Inc. (each, a “Reporting Person,” and collectively, the “Reporting Persons”).

Mr. Chapman is the sole Director and Officer and has sole investment and voting control, of CHAPMAN CFO Resources Inc..

(b) Mr. Chapman’s business address is ZIM Corporation, 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7.

CHAPMAN CFO Resources Inc.’s business address is 30 Holitzner Way, Ottawa, Ontario, Canada K2G 6V6.

(c) Mr. Chapman’s present principal occupation is as a financial consultant and he is the Chief Financial Officer of the Issuer. Its address is ZIM Corporation, 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Chapman is a citizen of Canada and CHAPMAN CFO Resources Inc. is a corporation organized under the laws of Ontario, Canada.

Item 3. Source and Amount of Funds or Other Consideration

The Issuer granted CHAPMAN CFO Resources Inc. options to acquire the following numbers of Common Shares:

As of the date hereof, CHAPMAN CFO Resources Inc. holds presently exercisable options to acquire a total of 821,251 of the Issuer’s Common Shares. These options are each exercisable into one share of the Issuer's Common Shares at an average exercise price of approximately $0.0145 per share.

CUSIP NO. 989555	13D	Page 5 of 8 Pages

Effective September 3, 2014, CHAPMAN CFO Resources Inc., a company controlled by Mr. Chapman, acquired 1,071,094 of the Issuer's Common Shares, at a price of $0.0111 per share, as compensation in lieu of cash for services provided to the Company.

Effective November 25, 2014, CHAPMAN CFO Resources Inc., a company controlled by Mr. Chapman, acquired 2,008,595 of the Issuer's Common Shares, at a price of $0.0061 per share, as compensation in lieu of cash for services provided to the Company.

Item 4. Purpose of the Transaction

The Reporting Persons have acquired the Common Shares and stock options for investment purposes. The Reporting Persons may acquire additional Common Shares of the Issuer or securities convertible into Common Shares, or may dispose of the same, through market transactions or otherwise.

The Reporting Persons do not have any current plans or proposals which would relate to or result in:

(a) the acquisition or disposition of securities of the Issuer other than as herein disclosed;

(b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) any change in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of the Issuer’s securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of the Issuer’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

CUSIP NO. 989555	13D	Page 6 of 8 Pages

(j) any action similar to any of those enumerated above.

Mr. Chapman, however, in his capacity as Chief Financial Officer of the Issuer, regularly evaluates potential M&A and capital transactions on behalf of the Issuer.

Item 5. Interest in Securities of the Issuer

The only interest in the securities of the Issuer which the Reporting Persons hold are the interests which have been described above.

(a) The Reporting Persons may each be deemed to beneficially own in the aggregate 3,900,940 Common Shares of the Issuer, which includes 821,251 Common Shares issuable upon the exercise of stock options that are exercisable currently or within sixty days of the date hereof. As a result, the Reporting Persons may be deemed to beneficially own in the aggregate approximately 2.75% of the total outstanding Common Shares as of the date hereof.

As of the date hereof, the Issuer has 143,743,889 Common Shares issued and outstanding.

(b) Assuming the exercise in full of the aggregate number of stock options and warrants held by CHAPMAN CFO Resources Inc., as of the date hereof, CHAPMAN CFO Resources Inc has sole voting power and sole dispositive power over 3,900,940 of the Issuer’s Common Shares, and Mr. Chapman has shared voting power and dispositive power over such Common Shares.

(c) The Reporting Persons have not effected any transactions in the Issuer’s Common Shares during the past 60 days.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Joint Filing Agreement, dated as of the date hereof, by and among John Chapman and CHAPMAN CFO Resources Inc. (filed herewith).

CUSIP NO. 989555	13D	Page 7 of 8 Pages

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: As of December 3, 2014

/s/ John Chapman

John Chapman

CHAPMAN CFO Resources Inc.

By: /s/ John Chapman
John Chapman
President